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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _)*

                                Koala Corporation
                                -----------------
                                (Name of Issuer)

                          Common Stock, Par Value $0.10
                          -----------------------------
                         (Title of Class of Securities)

                                    499866101
                                    ---------
                                 (CUSIP Number)

                                December 17, 1998
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

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-------------------                                            -----------------
CUSIP No. 499866101                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1
           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FOREIGN & COLONIAL MANAGEMENT LIMITED
---------- ---------------------------------------------------------------------
        2
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                    (a) [ ]
                                                                    (b) [X]
---------- ---------------------------------------------------------------------
        3
           SEC USE ONLY
---------- ---------------------------------------------------------------------
        4
           CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                         5
                            SOLE VOTING POWER
                     ------ ----------------------------------------------------
     NUMBER OF           6
      SHARES                SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
                            235,000
                     ------ ----------------------------------------------------
       EACH              7
     REPORTING              SOLE DISPOSITIVE POWER
      PERSON
       WITH
                     ------ ----------------------------------------------------
                         8
                            SHARED DISPOSITIVE POWER


                            235,000
---------- ---------------------------------------------------------------------
        9
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           235,000
---------- ---------------------------------------------------------------------
       10
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------- ---------------------------------------------------------------------
       11
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.3%
---------- ---------------------------------------------------------------------
       12
           TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA, CO
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 499866101                    13G                     Page 3 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HYPO FOREIGN & COLONIAL MANAGEMENT (HOLDINGS) LIMITED
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER


                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             235,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            235,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           235,000
---------- ---------------------------------------------------------------------
       10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           9.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           HC, CO
---------- ---------------------------------------------------------------------


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Item 1(a):     Name of Issuer:
----------     ---------------
               Kaola Corporation

Item 1(b):     Address of Issuer's Principal Executive Offices:
----------     ------------------------------------------------
               5031 So. Ulster Street, Suite 300
               Denver, CO  80237

Item 2(a)      Name of Person Filing
---------      ---------------------
               Foreign & Colonial Management Limited ("F&C Limited") and Hypo
               Foreign & Colonial Management (Holdings) Limited ("F&C Holdings" and, together with F&C Limited, the "Reporting Entities")

Item 2(b):     Address of Principal Business Office:
----------     -------------------------------------
               The address of the principal business office of each of the Reporting Entities is Exchange House, Primrose Street, London
               EC2A 2NY, England

Item 2(c):     Citizenship:
----------     ------------
               Each of the Reporting Entities is a corporation organized under the laws of the United Kingdom.

Item 2(d):     Title of Class of Securities:
----------     -----------------------------
               Common Stock, par value $0.10 per share ("Common Stock")

Item 2(e):     CUSIP Number:
----------     -------------
               499866101

Item 3:        (e)  F&C Limited as an Investment Adviser in accordance with
-------        ss. 240.13d-1(b)(1)(ii)(E).

               (g) F&C Holdings is a Parent Holding Company, in accordance with ss. 240.13d-1(b)(1)(ii)(G) (Note: See Item 7).

Item 4:        Ownership:
-------        ----------
               (a) Amount beneficially owned:   235,000.

               (b) Percent of class:   9.3%.

               (c) Number of shares as to which the person has:

                   (i)    Sole power to vote or to direct the vote:  0

                   (ii)   Shared power to vote or to direct the vote:  235,000

                   (iii)  Sole power to dispose or to direct the disposition
                          of:  0

                   (iv) Shared power to dispose or to direct the disposition of: 235,000



                                Page 4 of 6 Pages

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Item 5:        Ownership of Five Percent or Less of a Class:
-------        ---------------------------------------------
               Not Applicable.

Item 6:        Ownership of More than Five Percent on
-------        --------------------------------------
               Behalf of Another Person:
               -------------------------
               Dividends received from, and proceeds from the sale of, Common Stock, if any, by F&C Limited are allocated by F&C Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Limited's investment management agreements with those clients.

Item 7:        Identification and Classification of the Subsidiary Which
-------        ---------------------------------------------------------
               Acquired the Security Being Reported on By the Parent Holding
               -------------------------------------------------------------
               Company:
               --------
               F&C Holdings currently owns 100% of the outstanding capital stock of F&C Limited. F&C Limited is filing pursuant to Rule 13d-1(b)(1)(ii)(E) under the Exchange Act as an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. See Exhibit I.

Item 8:        Identification and Classification of Members of the Group:
-------        ----------------------------------------------------------
               Not Applicable.

Item 9:        Notice of Dissolution of Group:
-------        -------------------------------
               Not Applicable.

Item 10:       Certification:
--------       --------------
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                Page 5 of 6 Pages

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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 1999




                                  FOREIGN & COLONIAL MANAGEMENT LIMITED


                                  By: /s/ J.J. Tigue
                                     ----------------------------------
                                      Name: J.J. Tigue
                                      Title: Director




                                  HYPO FOREIGN & COLONIAL MANAGEMENT (HOLDINGS) LIMITED


                                  By: /s/ H.N. Potter
                                     ----------------------------------
                                      Name: H.N. Potter
                                      Title: Secretary










                                Page 6 of 6 Pages

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                                  EXHIBIT INDEX
                                  -------------

Exhibit             Title
-------             -----

Exhibit I:          Joint Filing Agreement Pursuant to Rule 13d-1(k)(1)